ITT Educational Services, Inc.

13000 North Meridian Street

Carmel, Indiana 46032-1404

Telephone (317) 706-9200

March 15, 2005

VIA EDGAR

Securities and Exchange Commission

Attention:  Filing Desk, Stop 1-4

Judiciary Plaza

450 Fifth Street, NW

Washington, DC  20549-1004

Re:                               2004 Annual Report on Form 10-K of

ITT Educational Services, Inc.

Commission File No. 1-13144

Dear Sir or Madam:

Enclosed please find for filing via direct transmission to the EDGAR system of the Securities and Exchange Commission ITT Educational Services, Inc.’s 2004 Annual Report on Form 10-K for the year ended December 31, 2004.  This EDGAR filing contains exhibits.

The financial statements contained in the report are presented on a basis consistent with the preceding year and do not reflect any changes in accounting principles or practices or in the methods of application of those principles or practices, except for certain reclassifications of cash equivalents and investments made to the 2003 and 2002 financial statements to conform to the 2004 presentation.

Sincerely,

/s/ Clark D. Elwood
Clark D. Elwood
Senior Vice President, General Counsel and Secretary

Enclosure

CDE/jlf